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                                            Filed by Snyder Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: Havas Advertising
                                                   Commission File No. 001-12145

On February 5, 2001, Havas Advertising and Snyder Communications issued the following joint press release related to the proposed acquisition of all outstanding shares of common stock of Circle.com by Havas Advertising:

                           [HAVAS ADVERTISING LOGO]

For Immediate Release

             HAVAS ADVERTISING TO ACQUIRE CIRCLE.COM TRACKING STOCK

LEVALLOIS, FRANCE AND BETHESDA, MARYLAND, February 5, 2001- Havas Advertising (Nasdaq: HADV; Euronext Paris SA: HAV.PA), the world's fourth largest communications group, and Snyder Communications announced today a definitive merger agreement under which all of the tracking stock of Circle.com (Nasdaq:
CIRC), the Internet professional services business unit of Snyder Communications, will be exchanged for Havas Advertising ADSs valued at $1.27 per share of Circle.com common stock, subject to a 10% collar. Havas Advertising acquired all of the common stock of Snyder Communications other than the Circle.com common stock in September 2000.

Based on the closing price of $14.8125 for Havas Advertising ADSs on February 2, 2001, each Circle.com share would be exchanged for 0.0857 Havas Advertising ADSs, and Havas Advertising would issue a total of 1.95 million of its shares to Circle.com shareholders in exchange for 100% of the Circle.com tracking stock. The number of shares issued would represent less than 0.63% of Havas Advertising's fully diluted shares.

A special committee of the board of directors of Snyder Communications, in consultation with independent financial and legal advisors, negotiated the terms of the transaction on behalf of the holders of Circle.com common stock, and unanimously recommended that the full board of directors of Snyder Communications approve the transaction. The transaction was subsequently approved by the boards of directors of both Havas Advertising and Snyder Communications.

Commenting on the transaction, Alain de Pouzilhac, Chairman and Chief Executive Officer of Havas Advertising, said, "Our strategy is to deliver interactive communications capabilities as a part of an integrated communications solution to our clients' needs. When we purchased Snyder, we thought it worthwhile to see if the delivery of those capabilities through a separate business unit such as Circle.com had strategic or financial advantages. We have concluded it does not. We believe that merging Circle.com with our other interactive businesses at this time will permit us to optimize their value. I am very pleased to be able to reinforce our links with Circle.com through this transaction."

Bob Schmetterer, Chairman and CEO of Euro RSCG Worldwide, a major global advertising network within the Havas Advertising group, stated, "We have a very clear vision based on the convergence of traditional advertising, database marketing, CRM and interactivity and we've been implementing that vision for the past four years with Euro RSCG Interaction. Circle.com is a perfect fit with that vision and strategy. We believe that both our clients and
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                           [HAVAS ADVERTISING LOGO]

Circle.com's clients will gain a great deal by fully integrating Circle.com within Euro RSCG, and we anticipate seeing a combination of top and bottom line synergies almost immediately."

Charlie Tarzian, CEO of Circle.com, said, "We view the merger of our business with that of Havas Advertising's as a very positive step. We have very talented people who have developed excellent skills in the interactive arena. Merging will permit us to make the best use of those skills for the benefit of our clients as part of an integrated communications solution, which is clearly the strategic future of the business."

Circle.com is expected to report 2000 revenue of approximately $ 67 million, EBITDA loss of $ 16 million, and a debt position of $ 58 million, at December 31, 2000. After taking into account the recent restructuring by Circle.com and anticipated synergies from integrating Circle.com into Euro RSCG, the transaction is expected to be neutral to cash earnings per share for Havas Advertising in 2001.

Under the terms of the transaction, Circle.com stockholders will receive in exchange for their Circle.com common stock a number of Havas Advertising ADSs that will be adjusted to produce a value of $1.27 per Circle.com share as long as the average closing price of Havas Advertising ADSs during a 20 trading day period prior to closing is within a range of 10% above or below a price of $15.07. If the average closing price during that period is above $16.58, each Circle.com share will be entitled to receive 0.0766 Havas Advertising ADSs and if the average closing price during that period is below $13.56, each Circle.com share will be entitled to receive 0.0937 Havas Advertising ADSs. The Havas Advertising ADSs will be registered with the SEC and listed on Nasdaq upon closing of the transaction, which is expected during the first half of 2001.
The transaction is expected to be tax-free to the shareholders of both companies.

The transaction is subject to Havas Advertising and Snyder Communications shareholder approvals and customary closing conditions. Havas Advertising, through its ownership of the SNC common stock of Snyder Communications, is expected to have sufficient voting rights to approve the transaction at the Snyder Communications stockholders meeting.

Contact:
--------
R. John Cooper - Tel.  1 (212) 916 7203

About Circle.com

Circle.com is an internet professional services firm that offers complete end-to-end web enabling services for its Fortune 1000 and emerging Internet-based clients, specializing in Internet-based marketing and customer relationship management systems Circle.com, headquartered in Baltimore, Maryland, boasts 13 offices and over 500 associates worldwideand is a division of Havas Advertising (Nasdaq: HADV; Euronext Paris SA: HAV.PA). Further information on Circle.com can be found on the company's web site at www.circle.com.
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                           [HAVAS ADVERTISING LOGO]

About Havas Advertising

Havas Advertising (Nasdaq: HADV; Euronext Paris SA: HAV.PA) is the world's fourth largest communications group*. Based in Paris, Havas Advertising has four operating divisions - Euro RSCG Worldwide, headquartered in New York, NY, Media Planning Group in Barcelona, Spain, Diversified Agencies Group in Paris, France and Arnold Worldwide Partners, headquartered in Boston, Massachusetts. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

Further information on Havas Advertising can be found on the company's web site at: www.havas-advertising.com or in Havas Advertising's registration statement
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on Form F-4 filed with the SEC (SEC file #333-43362), which may be obtained free of charge at the SEC's website, www.sec.gov.

*  Advertising Age Annual Agency Report ranking, April 24, 2000


FORWARD-LOOKING INFORMATION

This document contains certain "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, about the proposed acquisition of Circle.com. These include statements regarding the anticipated closing date of the transaction, anticipated tax consequences and anticipated future operating results. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the Circle.com transaction, difficulties in integrating Circle.com with Havas Advertising's other businesses, and changes in global economic, business, competitive market and regulatory factors.

ADDITIONAL INFORMATION

Havas Advertising and Snyder Communications will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
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Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, (+33) 1.41.34.30.00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.